UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Athena Technology Acquisition Corp. II
(Name of Issuer)

Class A common stock, par value $0.0001 per share
(Title of Class of Securities)

04687C 105
(CUSIP Number)

Athena Technology Sponsor II LLC
442 5th Avenue New York, NY 10018
(970) 925-1572
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 28, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04687C 105

1	Names of Reporting Persons. Athena Technology Sponsor II LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions): WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 9,835,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 9,835,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,835,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 28%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 04684M 106

1	Names of Reporting Persons. Isabelle Freidheim
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization. United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 9,835,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 9,835,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,835,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 28%
14	Type of Reporting Person (See Instructions) IN

Explanatory Note

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on December 22, 2021 (the “Schedule 13D”) relating to the Class A common stock and Class A common stock issuable upon conversion of Class B common stock of the Issuer. Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and restated in its entirety by inserting the following information:

The aggregate purchase price for the Placement Units (as defined below) was $9,537,500. The aggregate purchase price for the Founder Shares (as defined below) was $25,000. In each case, the source of these funds was the working capital of Sponsor.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

Founder Shares

On December 28, 2021, 1,181,250 shares of Class B Common Stock were automatically surrendered for no consideration by the Sponsor pursuant to contractual arrangements with the Issuer under the Letter Agreement (as defined below), triggered by the partial exercise of the option of the underwriter of the Issuer’s IPO to purchase the Over-Allotment Units (as defined below).

Placement Units

On December 28, 2021, the Issuer issued an additional 375,000 units (the “Over-Allotment Units”) pursuant to the partial exercise by the underwriter of its over-allotment option in connection with the IPO. Concurrently, the Sponsor also purchased an additional 4,750 Placement Units at a purchase price of $10.00 per Placement Unit, pursuant to the terms of the Private Placement Units Purchase Agreement. Each Placement Unit consists of one share of Class A Common Stock (“Placement Share”) and one-half of one redeemable warrant (each, a “Placement Warrant”). Each whole Placement Warrant is exercisable to purchase one share of Class A Common Stock at a price of $11.50 per share, subject to adjustment, during the period commencing 30 days following the consummation of the Business Combination.

Item 5. Interest in Securities of the Issuer

Item 5(a) – (b) of the Schedule 13D is hereby amended and restated in its entirety by inserting the following information:

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of or shared power to dispose or to direct the disposition of, as of the date hereof, based on 35,210,000 shares of Common Stock outstanding as of December 31, 2021, which includes: (i) 953,750 Placement Shares and (ii) 8,881,250 Founder Shares.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Athena Technology Sponsor II LLC	9,835,000	28%	0	9,835,000	0	9,835,000
Isabelle Freidheim	9,835,000	28%	0	9,835,000	0	9,835,000

The securities reported above are held of record by Sponsor and include: (i) 953,750 Placement Shares and (ii) 8,881,250 Founder Shares.

Sponsor is the record holder of the securities reported herein. Ms. Friedheim is the sole managing member of the Sponsor. By virtue of this relationship, Ms. Freidheim may be deemed to share beneficial ownership of the securities held of record by Sponsor.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented to include the following:

The responses to Item 4 and 5 of Amendment No. 1 are incorporated by reference into this Item 6.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 17, 2022

ATHENA TECHNOLOGY SPONSOR II LLC

By:	/s/ Isabelle Freidheim
Name:	Isabelle Freidheim
Title:	Managing Member

ISABELLE FREIDHEIM

/s/ Isabelle Freidheim